Bertelsmann Explores Increasing Stake in Afya

March 7th, 2022 Nova Lima, Minas Gerais, Brazil -- Afya Limited, or Afya (Nasdaq: AFYA), today announced that it was notified that Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, or the Esteves family, have made a binding offer to sell 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share to an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann”. Bertelsmann’s acceptance of the offer remains subject to due diligence and Bertelsmann board approval. If the transaction proceeds, following the transaction, Bertelsmann and the Esteves family will beneficially own 57.5% and 33.1% voting interest, and 31.0% and 17.8% of the total shares respectively, in Afya.

Afya was notified that if Bertelsmann accepts the offer, the Esteves family and Bertelsmann have agreed to amend Afya’s articles of association and the current shareholder’s agreement between Bertelsmann and the Esteves family in order to allow Bertelsmann to consolidate its investment in Afya under International Financial Reporting Standards as a controlling shareholder.

Virgílio Gibbon, CEO of Afya, noted that “We are delighted that Bertelsmann, one of the world’s leading media companies with a significant footprint in the education sector, has evidenced its commitment to Afya’s long-term strategy through its evaluation of increasing its stake. We look forward to continuing to benefit from the vision and commitment of the Esteves family with their significant shareholding and active participation in our company.”

More information can be found on the 13D/A disclosed by Bertelsmann SE& Co. KGaA on Friday, 03/04/2022.

About Bertelsmann

Bertelsmann is a media, services, and education company that operates in about 50 countries around the world. It includes the broadcaster RTL Group, the trade book publisher Penguin Random House, the magazine publisher Gruner + Jahr, the music company BMG, the service provider Arvato, the Bertelsmann Printing Group, the Bertelsmann Education Group, and Bertelsmann Investments, an international network of funds. The company has around 130,000 employees and generated revenues of €17.3 billion in the 2020 financial year. Bertelsmann stands for creativity and entrepreneurship. This combination promotes first-class media content and innovative service solutions that inspire customers around the world.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br